ArcelorMittal reports third quarter 2016 results

Luxembourg, November 8, 2016 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and nine month periods ended September 30, 2016.

Highlights:
▪	Health and safety: LTIF rate of 0.84x in 3Q 2016 as compared to 0.79x in 2Q 2016 and 0.78x in 3Q 2015
▪	Operating income of $1.2 billion in 3Q 2016 lower as compared to $1.9 billion in 2Q 2016 (which included one-time $0.8 billion gain from employee benefits at ArcelorMittal USA2)
▪	EBITDA of $1.9 billion in 3Q 2016, 7.1% higher as compared to $1.8 billion in 2Q 2016; 40.4% higher YoY
▪	Net income of $0.7 billion in 3Q 2016 as compared to net income of $1.1 billion in 2Q 2016 (which included one-time $0.8 billion gain from employee benefits at ArcelorMittal USA) and net loss of $0.7 billion in 3Q 2015
▪	Steel shipments of 20.3Mt in 3Q 2016, a seasonal decline of 8.1% as compared to 2Q 2016; steel shipments of 63.9Mt in 9M 2016, down 1.5% YoY
▪	Net debt decreased to $12.2 billion as of September 30, 2016, as compared to $12.7 billion at June 30, 2016; net debt lower by $4.6 billion as compared to $16.8 billion as of September 30, 2015

Outlook and guidance:

▪	Lower steel prices in the US, together with the impact of rapidly rising metallurgical coal prices on steel spreads in other geographies, is expected to lead to a decline in profitability in 4Q 2016 as compared to 3Q 2016
▪	Taking into account an expected full year investment in operating working capital of approximately $1 billion (versus previous estimate of ~$0.5 billion), the Company expects cash flows from operating activities to exceed capex in 2016

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	14,523	14,743	15,589	42,665	49,597
Operating income	1,204	1,873	20	3,352	1,170
Net income/(loss) attributable to equity holders of the parent	680	1,112	(711)	1,376	(1,260)
Basic earnings/(loss) per share (US$)[3]	0.22	0.38	(0.31)	0.49	(0.54)

Operating income/tonne (US$/t)	59	85	1	52	18
EBITDA	1,897	1,770	1,351	4,594	4,128
EBITDA/ tonne (US$/t)	93	80	64	72	64
Steel-only EBITDA/ tonne (US$/t)	83	73	57	65	58

Crude steel production (Mt)	22.6	23.1	23.1	69.0	70.8
Steel shipments (Mt)	20.3	22.1	21.1	63.9	64.8
Own iron ore production (Mt)	13.7	13.5	15.4	41.3	47.3
Iron ore shipped at market price (Mt)	8.1	9.6	10.3	25.5	30.5

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“Our third quarter results reflect the progress the Company is making to improve the underlying performance of the business, as well as improved market conditions since the start of the year. Despite seasonally lower shipments, EBITDA improved compared with both the second quarter and the same period of 2015.

Looking ahead, while real demand remains stable, we will be impacted by the unexpected significant increase in the price of coal. While expectations are for steel prices to align with the increased costs, in the interim the higher coal price will impact steel spreads and fourth quarter performance.

Overcapacity remains a concern, reinforcing the importance of a comprehensive trade response to minimise the impact of unfair trade across all product categories.  But overall we remain pleased with the progress we have made this year. We are supported by a strong balance sheet, we have seen positive price momentum in our main markets and the organisation is fully aligned to successfully implement our five year strategic plan, Action 2020.”

Third quarter 2016 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the third quarter period ended September 30, 2016 on:

Date	US Eastern time	London	CET
Tuesday November 8, 2016	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	06718751#
US local:	1 86 6719 2729	+1 24 0645 0345	06718751#
US (New York)	1 86 6719 2729	+ 1 64 6663 7901	06718751#
France:	0800 914780	+33 1 7071 2916	06718751#
Germany:	0800 965 6288	+49 692 7134 0801	06718751#
Spain:	90 099 4930	+34 911 143436	06718751#
Luxembourg:	800 26908	+352 27 86 05 07	06718751#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	493108#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, deteriorated to 0.84x in the third quarter of 2016 (“3Q 2016”) as compared to 0.79x for the second quarter of 2016 (“2Q 2016”), and 0.78x for the third quarter of 2015 (“3Q 2015”). Health and safety performance was stable at 0.80x in the first nine months of 2016 (“9M 2016”) as compared to the first nine months of 2015 (“9M 2015”).

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Mining	1.08	0.84	0.99	0.93	0.73

NAFTA	0.89	0.62	0.99	0.95	1.02
Brazil	0.20	0.46	0.57	0.32	0.58
Europe	1.17	1.11	0.88	1.03	0.99
ACIS	0.55	0.53	0.52	0.58	0.52
Total Steel	0.80	0.78	0.75	0.78	0.81

Total (Steel and Mining)	0.84	0.79	0.78	0.80	0.80

Key corporate responsibility highlights for 3Q 2016:

•         On August 1, 2016, ArcelorMittal marked the 10-year anniversary of the merger between Arcelor and Mittal Steel. In this time, lost time injury frequency rate has reduced from 3.1x to 0.84x as reported this quarter. ArcelorMittal also highlights a total research and development spend since 2006 of $2.5 billion, supporting the invention of more than 250 new types of steel.

•         Continuing its commitment to innovation and research and development, highlights during this quarter include:

o	ArcelorMittal featured in the Climate Disclosure Project steel sector report, scoring top of the league table for low carbon technology development and emissions and energy management.
o	For the third year running, ArcelorMittal ran its Paint Supplier Innovation Awards to encourage suppliers that have helped ArcelorMittal identify avenues for product innovation and environmental improvements.
o	At the London Design Festival in September 2016, ArcelorMittal’s steel featured in the construction of a building prototype designed to be entirely reused, remanufactured or recycled.

Analysis of results for the nine months ended September 30, 2016 versus results for the nine months ended September 30, 2015

Total steel shipments for 9M 2016 decreased 1.5% at 63.9 million metric tonnes as compared with 64.8 million metric tonnes for 9M 2015, primarily due to lower shipments in Brazil -8.7%, NAFTA -2.7% and Europe -1.6% offset by higher shipments in ACIS +8.2%. On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 9M 2016 were 1.1% lower as compared with 64.1 million metric tonnes for 9M 2015.

Sales for 9M 2016 decreased by 14.0% to $42.7 billion as compared with $49.6 billion for 9M 2015, primarily due to lower average steel selling prices (-12.4%), lower steel shipments (-1.5%), lower seaborne iron ore reference prices (-7.6%), and lower marketable iron ore shipments (-16.3%).

Depreciation of $2.0 billion for 9M 2016 was lower as compared to $2.4 billion for 9M 2015, primarily on account of foreign exchange impact following the appreciation of the US dollar against major currencies and savings from reduced asset base following impairments recorded at the end of 2015. FY 2016 depreciation is expected to be approximately $2.7 billion (based on current exchange rates) reduced from previous $2.8 billion guidance in 2Q 2016.

Impairment charges for 9M 2016 were $49 million related to the sale of ArcelorMittal Zaragoza in Spain, as compared to impairment charges of $46 million for 9M 2015 primarily related to closure of the Vereeniging meltshop in South Africa ($27 million) and the closure of the Georgetown facility in the US ($19 million).

Exceptional income for 9M 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract. Exceptional charges of $527 million for 9M 2015 included $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices and also included $27 million of retrenchment costs in South Africa.

Operating income for 9M 2016 was $3.4 billion as compared to operating income of $1.2 billion in 9M 2015. Operating results for 9M 2016 were positively impacted by exceptional income as discussed above. Operating results for 9M 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA) and exceptional charges discussed above.

Income from investments in associates, joint ventures and other investments in 9M 2016 was higher at $601 million as compared to income in 9M 2015 of $153 million, primarily due to the gain on disposal of stakes in Gestamp4 ($329 million) and Hunan Valin5 ($74 million) as well as improved performance of the Calvert joint venture and Chinese investees. Income from investments in associates, joint ventures and other investments in 9M 2015 includes $55 million income generated from the share swap with respect to Gerdau6.

Net interest expense (including interest expense and interest income) was lower at $893 million in 9M 2016, as compared to $966 million in 9M 2015, driven by savings from early bond repayments in 9M 2016 (see recent developments for details on bonds repaid in 3Q 2016) and repayment at maturity on June 3, 2016 of the €1 billion 9.375% bond. The Company continues to expect full year 2016 net interest expense of approximately $1.1 billion.

Foreign exchange and other net financing costs were $664 million for 9M 2016 as compared to foreign exchange and other net financing costs of $1,238 million for 9M 2015. Foreign exchange gains/losses primarily relate to the impact of the USD movements on Euro denominated deferred tax assets and Euro denominated debt. For the 9M 2016 foreign exchange gain of $124 million was recorded (as compared to a loss of $593 million for 9M 2015), mainly on account of USD depreciation of 2.5% against the Euro (versus 7.7% appreciation in 9M 2015), 20.3% depreciation against BRL (versus 33.1% appreciation in 9M 2015) and 32.6% appreciation against the tenge currency in Kazakhstan7 in 9M 2015. Foreign exchange and other net financing costs for 9M 2016 also includes $0.4 billion premium incurred on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $1.0 billion for 9M 2016 as compared to an income tax expense of $461 million for 9M 2015. The tax expense in 9M 2016 includes derecognition of deferred tax assets (DTA) amounting to $0.7 billion in Luxembourg. This derecognition (or impairment) is related to revised expectations of DTA recoverability in US dollar terms, and is not related to a deterioration of expected future taxable income.

Non-controlling interests for 9M 2016 were a charge of $21 million as compared to income of $82 million for 9M 2015. Non-controlling interests for 9M 2016 represents a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil partially offset by losses generated by ArcelorMittal South Africa. Non-controlling interests for 9M 2015 include income primarily related to losses generated by ArcelorMittal South Africa.

ArcelorMittal’s net income for 9M 2016 was $1,376 million, or $0.49 earnings per share, as compared to a net loss for 9M 2015 of $1,260 billion, or $0.54 loss per share.

Analysis of results for 3Q 2016 versus 2Q 2016 and 3Q 2015

Total steel shipments for 3Q 2016 were 8.1% lower at 20.3 million metric tonnes as compared with 22.1 million metric tonnes for 2Q 2016 primarily due to a seasonal slowdown in Europe (-13.8%) and declines in NAFTA (-1.4%) and ACIS (-1.3%) offset in part by 2.3% improvement in Brazil.

Steel shipments for 3Q 2016 were 3.6% lower as compared to 21.1 million metric tonnes for 3Q 2015. On a comparable basis (considering the sale of long steel producing subsidiaries in the US (LaPlace and Vinton) in 2Q 2016 and Zaragoza in Spain during 3Q 2016), total steel shipments for 3Q 2016 were 3.0% lower as compared with 20.8 million metric tonnes for 3Q 2015.

Sales for 3Q 2016 were $14.5 billion as compared to $14.7 billion for 2Q 2016 and $15.6 billion for 3Q 2015. Sales in 3Q 2016 were 1.5% lower as compared to 2Q 2016, primarily due to seasonally lower steel shipments (-8.1%), lower market-priced iron ore shipments (-15.5%), offset in part by higher average steel selling prices (+7.4%) and higher iron ore reference prices (+5.3%). Sales in 3Q 2016 were 6.8% lower as compared to 3Q 2015 primarily due to lower steel shipment volumes (-3.6%), lower average steel selling prices (-2.0%), lower market-priced iron ore shipments (-21.4%), offset in part by higher iron ore reference prices (+6.7%).

Depreciation was $693 million for 3Q 2016 as compared to $680 million in 2Q 2016. Depreciation was lower in 3Q 2016 as compared to $777 million for 3Q 2015 primarily due to decreased asset base following impairments recorded at the end of 2015 and foreign exchange impacts.

Impairment charges for 3Q 2016 were nil. Impairment charges for 2Q 2016 were $49 million related to the sale of ArcelorMittal Zaragoza facility in Spain. Impairment charges for 3Q 2015 were $27 million relating to the closure of the Vereeniging meltshop in South Africa.

Exceptional items for 3Q 2016 were nil. Exceptional income for 2Q 2016 was $832 million relating to a one-time gain on employee benefits following the signing of the new US labour contract. Exceptional charges for 3Q 2015 were $527 million, including $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices and also included $27 million of retrenchment costs in South Africa.

Operating income for 3Q 2016 was $1.2 billion as compared to $1.9 billion in 2Q 2016 and $20 million in 3Q 2015. Operating results for 2Q 2016 and 3Q 2015 were impacted by exceptional income and charges as discussed above.

Income from investments in associates, joint ventures and other investments for 3Q 2016 was lower at $109 million as compared to $168 million for 2Q 2016 primarily due to weaker performance of the Calvert joint venture, Spanish and Chinese investees offset in part by the gain on disposal of ArcelorMittal’s stake in Hunan Valin ($74 million). Income from investments in associates, joint ventures and other investments for 2Q 2016 included an annual dividend received from Erdemir ($44 million). Income from investments in associates, joint ventures and other investments in 3Q 2015 was $30 million primarily due to weaker performance from Chinese investees offset in part by income generated from the share swap in Gerdau.

Net interest expense in 3Q 2016 was $255 million as compared to $306 million in 2Q 2016 and $318 million in 3Q 2015. Net interest expense was lower in 3Q 2016 as compared to 2Q 2016 and 3Q 2015 primarily due to savings from early bond repayments via debt tenders in 2Q 2016, early redemption of a bond in 2Q 2016 and repayment at maturity on June 3, 2016, of a €1 billion 9.375% bond.

Foreign exchange and other net financing costs in 3Q 2016 was $223 million as compared to foreign exchange and other net financing costs of $450 million for 2Q 2016 and foreign exchange and other net financing costs of $409 million for 3Q 2015. Foreign exchange gains/losses primarily relate to the impact of the USD movements on Euro denominated deferred tax assets and Euro denominated debt. For 3Q 2016 a foreign exchange gain of $65 million was recorded (as compared to a loss of $47 million for 2Q 2016) mainly as a result of a 0.5% depreciation of the USD against the Euro (versus 2.5% appreciation in 2Q 2016) and a 1.1% appreciation against BRL (versus 10.9% depreciation in 2Q 2016). Foreign exchange and other net financing costs for 3Q 2016 also include $158 million premiums incurred on the bond repayments via debt tenders as compared to $237 million premiums incurred on the bond repayments via debt tenders and early redemption of a bond during 2Q 2016. Foreign exchange and other net financing costs for 3Q 2015 include a foreign exchange loss of $170 million mainly on account of 21.9% appreciation of the USD against BRL and stable USD/Euro relative to the prior period.

ArcelorMittal recorded an income tax expense of $146 million for 3Q 2016 as compared $153 million for 2Q 2016 and $127 million for 3Q 2015.

Non-controlling interests for 3Q 2016 of $9 million represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil partially offset by losses generated by ArcelorMittal South Africa. Non-controlling interests for 2Q 2016 of $20 million represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interests for 3Q 2015 amounted to an income of $93 million primarily related to losses generated by ArcelorMittal South Africa partially offset by share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal recorded net income for 3Q 2016 of $680 million, or $0.22 earnings per share as compared to net income for 2Q 2016 of $1,112 million, or $0.38 earnings per share, and as compared to net loss of $711 million, or $0.31 loss per share for 3Q 2015.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
NAFTA	AM/NS Calvert	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6Mt/year coils	1Q 2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4Mt/year for bars for civil construction	1Q 2016
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1Mt/year	4Q 2015(a)

Ongoing projects

Region	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM; new caster at No.3 Steelshop and upgrades at Indiana Harbor finishing and logistics	2018(b)
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6Mt/year to 5.3Mt/year coils	2017
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9Mt/year	2016(c)
		HDG increase	Increasing HDG capacity by 0.4Mt/year	2016(c)
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2017
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6Mt/year and cold rolling (CR) capacity by 0.7Mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(a)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year (high grade sinter feed)	On hold(d)

a)	Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves.

b)	In support of the Company’s Action 2020 program that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (expected to be idled in 2017) whilst making further planned investments totalling ~US$200 million including a new caster at No.3 steelshop (expected to be completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing and logistics. The project is expected to be completed in 2018.

c)	On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which has now been completed during 3Q 2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

d)	ArcelorMittal Liberia is considering moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit by 3Q 2017. In the current initial DSO phase at Tokadeh, significant cost reduction and restructuring continued to ensure the mine’s competitiveness at current prices. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016 the operation at Tokadeh was right sized to 3Mtpa to focus on its ‘natural’ Atlantic markets and this will continue in 2016 at a rate of approximately 2Mtpa to maintain the life of the DSO phase as ArcelorMittal finalises the transition to the appropriate next phase of development. The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, definition drilling has begun in Gangra. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. With 2 billion tonnes of iron ore resource in its lease, ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and then moving to a long term sinter feed and concentration phase.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	4,269	3,920	4,371	12,011	13,693
Operating income	424	1,209	88	1,838	36
Depreciation	142	136	151	412	462
Impairment	-	-	-	-	19
Exceptional (income)/charges	-	(832)	101	(832)	101

EBITDA	566	513	340	1,418	618
Crude steel production (kt)	5,632	5,735	5,976	17,011	17,659
Steel shipments (kt)	5,364	5,443	5,620	16,270	16,725
Average steel selling price (US$/t)	715	660	698	670	739

NAFTA segment crude steel production decreased 1.8% to 5.6 million tonnes in 3Q 2016 as compared to 5.7 million tonnes for 2Q 2016.

Steel shipments in 3Q 2016 decreased by 1.4% to 5.4 million tonnes as compared to 2Q 2016, primarily driven by a 14.0% decrease in long products volumes due to weak demand, offset in part by a 1.2% increase in flat products mainly in Mexico.

Sales in 3Q 2016 increased by 8.9% to $4.3 billion as compared to $3.9 billion in 2Q 2016, primarily due to higher average steel selling prices (+8.3%) reflecting in part the lagged effect of higher steel prices from prior quarters, and offset by lower steel shipment volumes as discussed above. Average steel selling price for flat products and long products improved +8.5% and +4.0%, respectively.

Operating income in 3Q 2016 decreased to $424 million as compared to operating income of $1.2 billion in 2Q 2016 and operating income of $88 million in 3Q 2015. Operating performance for 2Q 2016 was positively impacted by a one-time gain of $832 million on employee benefits following the signing of the new US labour contract. Operating performance in 3Q 2015 was impacted by exceptional charges of $101 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2016 increased 10.5% to $566 million as compared to $513 million in 2Q 2016 primarily due to higher average steel selling prices (+8.3%), offset in part by higher costs (including higher slab costs at Calvert) and lower steel shipment volumes (-1.4%). EBITDA in 3Q 2016 improved significantly as compared to $340 million in 3Q 2015 due to improved selling prices (+2.3%), better product mix and improved costs, offset in part by lower steel shipments volumes (-4.5%).

Brazil

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	1,729	1,488	2,125	4,472	6,411
Operating income	233	149	196	471	762
Depreciation	68	64	78	188	249
Exceptional charges	-	-	39	-	39

EBITDA	301	213	313	659	1,050
Crude steel production (kt)	2,888	2,800	2,953	8,355	8,762
Steel shipments (kt)	2,751	2,689	3,125	7,912	8,667
Average steel selling price (US$/t)	582	515	622	525	674

Brazil segment crude steel production increased 3.2% to 2.9 million tonnes in 3Q 2016 as compared to 2.8 million tonnes in 2Q 2016.

Steel shipments in 3Q 2016 increased by 2.3% to 2.8 million tonnes as compared to 2.7 million tonnes in 2Q 2016, primarily due to a 6.3% increase in flat steel shipments (primarily exports) offset in part by a 3.7% decrease in long product shipments.

Sales in 3Q 2016 increased by 16.2% to $1.7 billion as compared to $1.5 billion in 2Q 2016, due to an increase of 12.9% (flat steel prices up +22%; long steel prices up +7.1%) in average steel selling prices (including currency impact) and higher steel shipments as discussed above.

Operating income in 3Q 2016 increased to $233 million as compared to an operating income of $149 million in 2Q 2016 and operating income of $196 million in 3Q 2015. Operating performance in 3Q 2015 was impacted by exceptional charges of $39 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2016 increased by 41.3% to $301 million as compared to $213 million in 2Q 2016 primarily on account of higher average steel selling prices.

EBITDA in 3Q 2016 was 4% lower as compared to 3Q 2015 due to lower steel shipments (-12%) due to weaker demand as well as tubular operations in Venezuela impacted by currency devaluation8 partially offset by higher average steel selling prices in flat products.

Europe

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	7,172	7,810	7,671	22,133	24,818
Operating income/ (loss)	414	383	(27)	883	677
Depreciation	303	293	293	873	885
Impairment	-	49	-	49	-
Exceptional charges	-	-	287	-	287

EBITDA	717	725	553	1,805	1,849
Crude steel production (kt)	10,571	10,720	10,880	32,462	33,865
Steel shipments (kt)	9,382	10,886	9,646	30,712	31,203
Average steel selling price (US$/t)	596	562	614	561	622

Europe segment crude steel production decreased by 1.4% to 10.6 million tonnes in 3Q 2016, as compared to 10.7 million tonnes in 2Q 2016 following production outages in the Fos plant (France) and disposal of ArcelorMittal Zaragoza (Spain) during 3Q 2016.

Steel shipments in 3Q 2016 decreased by 13.8% to 9.4 million tonnes as compared to 10.9 million tonnes in 2Q 2016, primarily due to a decrease in flat and long product shipments impacted both by seasonally lower demand as well as production outages in Fos plant and disposal of ArcelorMittal Zaragoza.

Sales in 3Q 2016 decreased 8.2% to $7.2 billion as compared to $7.8 billion in 2Q 2016, primarily due to lower steel shipments as discussed above, offset in part by higher average steel selling prices (+6.0%), primarily driven by +7.7% increase in flat product (reflecting in part the lagged effect of higher steel prices from prior quarters) and +2.9% increase in long product prices.

Operating income in 3Q 2016 increased to $414 million as compared to an operating income of $383 million in 2Q 2016 and an operating loss of $27 million in 3Q 2015. Operating performance in 2Q 2016 was negatively impacted by $49 million of impairment related to the sale of ArcelorMittal Zaragoza facility in Spain. Operating performance in 3Q 2015 was impacted by exceptional charges of $287 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2016 decreased by 1.2% to $717 million as compared to $725 million in 2Q 2016, mainly driven by lower steel shipment volumes offset in part by higher average steel selling prices. EBITDA in 3Q 2016 improved by 29.6% as compared to 3Q 2015 primarily on account of lower costs and efficiency improvements offset in part by lower average steel selling prices (-2.9%) and lower steel volumes (-2.7%).

ACIS

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	1,586	1,581	1,508	4,359	4,878
Operating income/ (loss)	156	162	(176)	303	(169)
Depreciation	77	80	104	233	318
Impairment	-	-	27	-	27
Exceptional charges	-	-	80	-	80

EBITDA	233	242	35	536	256
Crude steel production (kt)	3,552	3,926	3,257	11,146	10,556
Steel shipments (kt)	3,408	3,453	3,196	10,176	9,407
Average steel selling price (US$/t)	419	409	416	383	456

ACIS segment crude steel production in 3Q 2016 decreased by 9.5% to 3.6 million tonnes as compared to 3.9 million tonnes 2Q 2016 mainly due to a planned mini reline at the Saldhana plant and operational issues at the Vanderbijlpark in South Africa as well as production outages at Kryvyi Rih in Ukraine.

Steel shipments in 3Q 2016 decreased by 1.3% to 3.4 million tonnes as compared to 3.5 million tonnes in 2Q 2016 primarily due to lower shipments in South Africa due to weak demand offset in part by increased shipments in the CIS (both Kazakhstan and Ukraine reaching record levels).

Sales in 3Q 2016 remained stable at $1.6 billion as compared to 2Q 2016, primarily due to higher average steel selling prices +2.5% (including the benefit of currency impact in South Africa) offset by lower steel shipments (-1.3%).

Operating income in 3Q 2016 decreased to $156 million as compared to an operating income of $162 million in 2Q 2016 and increased as compared to operating loss of $176 million in 3Q 2015. Operating performance in 3Q 2015 was impacted by exceptional charges of $80 million relating to the write-down of inventories following the rapid decline of steel prices and to retrenchment costs in Thabazimbi and Tshikondeni in South Africa for $27 million. Impairment charges of $27 million in 3Q 2015 was related to the closure of Vereeniging meltshop in South Africa.

EBITDA in 3Q 2016 of $233 million was lower as compared to $242 million in 2Q 2016, primarily due to lower volumes.

EBITDA in 3Q 2016 was higher as compared to $35 million in 3Q 2015, primarily due to higher average selling prices in local currencies, higher steel shipments (+6.6%) and lower costs primarily in Kazakhstan following currency depreciation. EBITDA improved across all businesses.

Mining

(USDm) unless otherwise shown	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Sales	809	809	908	2,218	2,630
Operating income/ (loss)	103	62	(2)	163	(80)
Depreciation	101	101	145	302	452

EBITDA	204	163	143	465	372
Own iron ore production (a) (Mt)	13.7	13.5	15.4	41.3	47.3
Iron ore shipped externally and internally at market price (b) (Mt)	8.1	9.6	10.3	25.5	30.5
Iron ore shipment - cost plus basis (Mt)	5.8	5.8	5.9	16.9	16.3

Own coal production(a) (Mt)	1.6	1.4	1.6	4.5	4.7
Coal shipped externally and internally at market price(b) (Mt)	1.0	0.7	0.8	2.5	2.0
Coal shipment - cost plus basis (Mt)	0.9	0.8	0.7	2.5	2.4

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 3Q 2016 increased by 1.4% to 13.7 million metric tonnes as compared to 13.5 million metric tonnes in 2Q 2016 due to higher production at Kazakhstan, Canada and USA, offset in part by lower production in Ukraine and Liberia.

Own iron ore production in 3Q 2016 was lower by 11.1% as compared to 3Q 2015 primarily due to lower production in Mexico, Liberia and Ukraine. With ongoing focus on our most competitive iron ore operations: Liberia production is currently being maintained at approximately 2 million metric tonnes per annum and the Volcan mine in Mexico was suspended in October 2015 (2 million metric tonnes annual impact). Iron ore production in Ukraine has decreased to reflect a revised mine plan following a delay in accessing new tailings disposal land.

Market-priced iron ore shipments in 3Q 2016 decreased by 15.5% to 8.1 million metric tonnes as compared to 9.6 million metric tonnes in 2Q 2016 primarily driven by lower shipments in ArcelorMittal Mines Canada, Ukraine (revised mine plan), Liberia shipments (in line with revised scope of operations) and Brazil. ArcelorMittal Mines Canada had shipments of 6.6 million tonnes during 3Q 2016, and remains on track for FY 2016 shipments of greater than 26 million metric tonnes.

Market-priced iron ore shipments in 3Q 2016 decreased by 21.4% as compared to 3Q 2015 driven by decreased shipments primarily in Ukraine, Mexico and Liberia. Market-priced iron ore shipments for FY 2016 are expected to decline by approximately 15% versus FY 2015 (revised from previous 10% guidance to reflect a revised mine plan in Ukraine as discussed above).

Own coal production in 3Q 2016 increased 11.4% to 1.6 million metric tonnes as compared 1.4 million metric tonnes in 2Q 2016. Own coal production in 3Q 2016 decreased 0.8% as compared to 3Q 2015.

Market-priced coal shipments in 3Q 2016 were 39.7% higher at 1.0 million metric tonnes as compared to 0.7 million metric tonnes in 2Q 2016 primarily due to increased shipments at both Princeton (US) and Kazakhstan. Market-priced coal shipments in 3Q 2016 increased 27.0% as compared to 3Q 2015 primarily due to increased shipments at Princeton (US).

Operating income in 3Q 2016 increased to $103 million as compared to an operating income of $62 million in 2Q 2016, and an operating loss of $2 million in 3Q 2015, primarily for the reasons discussed below.

EBITDA in 3Q 2016 increased 24.9% to $204 million as compared to $163 million in 2Q 2016, primarily due to higher seaborne iron ore market reference prices (+5.3%) and lower costs offset in part by lower market-priced iron ore shipment volumes (-15.5%). EBITDA in 3Q 2016 was 42% higher as compared to $143 million in 3Q 2015, primarily due to higher seaborne iron ore market reference prices (+6.7%) and lower unit iron ore cash costs (down 8% year-on-year), offset in part by lower market-priced iron ore shipment volumes (-21.4%).

Liquidity and Capital Resources

For 3Q 2016, net cash provided by operating activities was $876 million as compared to $869 million in 2Q 2016, including a seasonal investment in operating working capital of $0.6 billion in 3Q 2016 as compared to a $0.2 billion release in operating working capital in 2Q 20169.

Net cash used in investing activities during 3Q 2016 was $300 million as compared to net cash provided by investing activities of $538 million in 2Q 2016 and net cash used in investing activities of $649 million in 3Q 2015. Capital expenditure increased to $535 million in 3Q 2016 as compared to $521 million in 2Q 2016, but decreased as compared to $684 million in 3Q 2015. FY 2016 capital expenditure is expected to be approximately $2.4 billion.

Cash flows from other investing activities in 3Q 2016 of $235 million primarily consisted of proceeds from the sale of ArcelorMittal’s stake in Hunan Valin ($165 million) and from the sale of ArcelorMittal Zaragoza ($89 million)10. Cash flow from other investing activities in 2Q 2016 of $1,059 million primarily consisted of $1.0 billion proceeds from the sale of ArcelorMittal’s stake in Gestamp11 and proceeds from the sale of long steel producing subsidiaries in the US, LaPlace and Vinton ($0.1 billion). Cash flow from other investing activities in 3Q 2015 of $35 million primarily includes proceeds from the Gerdau share swap6 and sale of tangible assets offset by a $39 million outflow relating to the final instalment of the acquisition price of an additional 11% stake in Ostrava acquired in 2009.

Net cash used in financing activities for 3Q 2016 was $741 million as compared to $1.9 billion for 2Q 2016 and $835 million for 3Q 2015. Net cash used in financing activities for 3Q 2016 primarily includes payments relating to bond repurchases pursuant to cash tender offers ($1.4 billion), offset by proceeds of $1.0 billion from the drawdown of other short term facilities (including $0.5 billion from the asset-based revolving credit facility at ArcelorMittal USA which matures in 2021, initially drawn for a period of 3 months). Net cash used in financing activities for 2Q 2016 primarily includes payments totalling $4.9 billion primarily relating to bond repurchases pursuant to cash tender offers ($2.1 billion); early redemption of the 4.5% Notes due February 25, 2017 ($1.4 billion) and €1.0 billion in euro bond repayments at maturity, partially offset by proceeds from the $3.1 billion rights issue. Net cash used in financing activities for 3Q 2015 primarily included debt repayment of $1 billion partially offset by issuance of CHF 225 million 2.50% Notes due July 3, 2020, issued under ArcelorMittal’s Euro Medium Term Notes Programme.

During 3Q 2016, 2Q 2016 and 3Q 2015, the Company paid dividends of $7 million, $41 million and $21 million, respectively, primarily to minority shareholders in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

At September 30, 2016, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.3 billion as compared to $2.4 billion at June 30, 2016. Gross debt decreased to $14.4 billion as at September 30, 2016, as compared to $15.1 billion at June 30, 2016 and $20.4 billion at September 30, 2015. Gross debt was lower at September 30, 2016 primarily due to repurchases of bonds following cash tender offers ($1.4 billion), partially offset by the drawdown of other short term facilities ($1.0 billion).

As of September 30, 2016, net debt decreased to $12.2 billion as compared with $12.7 billion at June 30, 2016, and $16.8 billion as of September 30, 2015, largely funded through cash inflow from operations (which included a $0.6 billion investment in operating working capital and $0.2 billion of premiums paid on early repayment of debt) and asset sale proceeds ($0.2 billion).

As of September 30, 2016 the Company had liquidity of $8.3 billion, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.3 billion and $6.0 billion of available credit lines. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On September 30, 2016, the average debt maturity was 6.8 years.

Key recent developments

o	On October 17, 2016, 58 of Europe’s most senior steel industry executives, representing almost 100% of EU steel production published an open letter highlighting the steel industry’s challenges, and called on EU policy makers to develop more effective, faster measures to re-establish fair trade, and build an EU Emissions Trading Scheme (ETS) that works for those who are part of it, as well as achieving the ETS’ objectives of reducing the EU’s greenhouse-gas emissions.
o	On October 12, 2016, Volodymyr Groysman, Prime Minister of Ukraine officially opened the pulverized coal injection system at ArcelorMittal Kryvyi Rih’s blast furnace #9. ArcelorMittal Kryvyi Rih, Ukraine’s largest mining and steel making company, has invested about $60 million in the system. The resource efficient technology in this new pulverized coal injection system will enhance the productivity, decrease operating costs and reduce the amount of natural gas and coke used at blast furnace #9.

o	On July 28, 2016, ArcelorMittal and Megasa Siderúgica S.L. (“Megasa”) signed a shares sale and purchase agreement in respect of ArcelorMittal’s 100% interest in ArcelorMittal Zaragoza (“AM Zaragoza”). The closing conditions were completed on September 30, 2016. As a result, ArcelorMittal transferred its shareholding in AM Zaragoza to Megasa and simultaneously received the total cash consideration of EUR 80 million ($89 million). The cash consideration has been calculated on a cash and debt free basis subject to final working capital adjustment.

 Summary of the 3Q 2016 debt tenders:

o	On September 23, 2016, pursuant to cash tender offers, ArcelorMittal repurchased:
o	$420 million of its U.S. dollar denominated 6.125% Notes due 2018 (the "2018 Notes”) for a total aggregate purchase price (including accrued interest) of $457 million. Following this purchase, $644 million principal amount remained outstanding.
o	$241 million of its U.S. dollar denominated 9.850% Notes due 2019 (the "2019 Notes”) for a total aggregate purchase price (including accrued interest) of $301 million. Following this purchase, $851 million principal amount remained outstanding.
o	$63 million of its U.S. dollar denominated 5.125% Notes due June 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including accrued interest) of $68 million. Following this purchase, $324 million principal amount remained outstanding.
o	$228 million of its U.S. dollar denominated 5.25% Notes due August 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including accrued interest) of $253 million. Following this purchase, $626 million principal amount remained outstanding.
o	$421 million of its U.S. dollar denominated 5.5% Notes due 2021 (the “2021 Notes”) for a total aggregate purchase price (including accrued interest) of $469 million. Following this purchase, $756 million principal amount remained outstanding.
o	None of the 6.25% due 2022 tendered notes were accepted for repurchase.

 ArcelorMittal South Africa update:

o	On September 28, 2016, ArcelorMittal South Africa (“AMSA”) announced that it had entered into agreements to implement a Broad-Based Black Economic Empowerment (B-BBEE) transaction which includes: the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (Likamva). Likamva has undertaken to introduce broad-based social and community development organisations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months; and a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years (“Lock-in Period”), thereby promoting long-term sustainable B-BBEE in AMSA.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to grow slightly in 2016 as compared to 2015 to ~0.5% (from 0% to +0.5% forecast last quarter). By region: In the US, we have lowered our forecasts for flat and long ASC to growth of between 0% to +1% (from +2 to +3%) primarily due to stagnating manufacturing and declining machinery demand which has been negatively impacted by ongoing weakness in the energy market. In Europe, the pick-up in underlying demand continues to be supported by the strength of the automotive end market, and we have increased our forecast ASC growth to between +1% to +2% in 2016 (from 0% to +1%). Our forecast for ASC declines in CIS remain unchanged (-5% to -6%), while in Brazil we have further cut our forecasts and now expect ASC to contract between -12% to -14% in 2016 (from previous -10% to -12%). In China, our view of demand has marginally improved since the last quarter to 0% to +0.5% (from previous 0% to -1%) due to robust infrastructure and automotive end markets, while rapid growth in real estate sales has begun to cut the high level of unsold inventory and support rising new starts.

4Q 2016 steel shipments are expected to be similar to 3Q 2016 steel shipments.

Lower steel prices in the US, together with the impact of rapidly rising metallurgical coal prices on steel spreads in other geographies, is expected to lead to a decline in profitability in 4Q 2016 as compared to 3Q 2016.

Taking into account an expected full year investment in operating working capital of approximately $1 billion (versus previous estimate of ~$0.5 billion), driven by higher selling prices and raw material costs during 2016, the Company expects cash flows from operating activities to exceed capex in 2016.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	Sept 30,	Jun 30,	Dec 31,
In millions of U.S. dollars	2016	2016	2015
ASSETS
Cash and cash equivalents including restricted cash	2,256	2,395	4,102
Trade accounts receivable and other	3,412	3,500	2,679
Inventories	13,598	12,914	13,424
Prepaid expenses and other current assets	1,537	1,667	1,859
Assets held for sale[12]	166	292	262
Total Current Assets	20,969	20,768	22,326

Goodwill and intangible assets	5,756	5,837	5,592
Property, plant and equipment	35,807	35,978	35,780
Investments in associates and joint ventures	4,419	4,359	4,911
Deferred tax assets	6,001	5,956	6,625
Other assets	2,083	2,121	1,612
Total Assets	75,035	75,019	76,846

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,817	1,123	2,308
Trade accounts payable and other	9,237	8,876	8,977
Accrued expenses and other current liabilities	5,350	5,532	6,536
Liabilities held for sale[13]	115	223	220
Total Current Liabilities	16,519	15,754	18,041

Long-term debt, net of current portion	12,632	14,019	17,478
Deferred tax liabilities	2,453	2,405	2,496
Other long-term liabilities	10,844	10,836	11,261
Total Liabilities	42,448	43,014	49,276

Equity attributable to the equity holders of the parent	30,336	29,756	25,272
Non–controlling interests	2,251	2,249	2,298
Total Equity	32,587	32,005	27,570
Total Liabilities and Shareholders’ Equity	75,035	75,019	76,846

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Nine months ended
	Sept 30, 2016	Jun 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
Sales	14,523	14,743	15,589	42,665	49,597
Depreciation	(693)	(680)	(777)	(2,025)	(2,385)
Impairment	-	(49)	(27)	(49)	(46)
Exceptional income / (charges)	-	832	(527)	832	(527)
Operating income	1,204	1,873	20	3,352	1,170
Operating margin %	8.3%	12.7%	0.1%	7.9%	2.4%

Income from associates, joint ventures and other investments	109	168	30	601	153
Net interest expense	(255)	(306)	(318)	(893)	(966)
Foreign exchange and other net financing (loss)/gain	(223)	(450)	(409)	(664)	(1,238)
Income / (loss) before taxes and non-controlling interests	835	1,285	(677)	2,396	(881)
Current tax	(67)	(83)	(113)	(174)	(292)
Deferred tax	(79)	(70)	(14)	(825)	(169)
Income tax expense	(146)	(153)	(127)	(999)	(461)
Income / (loss) including non-controlling interests	689	1,132	(804)	1,397	(1,342)
Non-controlling interests (income) / loss	(9)	(20)	93	(21)	82
Net income/(loss) attributable to equity holders of the parent	680	1,112	(711)	1,376	(1,260)

Basic earnings / (loss) per common share ($)[3]	0.22	0.38	(0.31)	0.49	(0.54)
Diluted earnings / (loss) per common share ($)[3]	0.22	0.38	(0.31)	0.49	(0.54)

Weighted average common shares outstanding (in millions)	3,059	2,961	2,318	2,793	2,316
Diluted weighted average common shares outstanding (in millions)	3,063	2,964	2,318	2,797	2,316

OTHER INFORMATION
EBITDA	1,897	1,770	1,351	4,594	4,128
EBITDA Margin %	13.1%	12.0%	8.7%	10.8%	8.3%

Own iron ore production (million metric tonnes)	13.7	13.5	15.4	41.3	47.3
Crude steel production (million metric tonnes)	22.6	23.1	23.1	69.0	70.8
Total shipments of steel products (million metric tonnes)	20.3	22.1	21.1	63.9	64.8

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended			Nine months ended
	Sept 30, 2016	June 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
Operating activities:
Income /(loss) attributable to equity holders of the parent	680	1,112	(711)	1,376	(1,260)
Adjustments to reconcile net income / (loss) to net cash provided by operations:
Non-controlling interests income / (loss)	9	20	(93)	21	(82)
Depreciation and impairment	693	729	804	2,074	2,431
Exceptional (income)/ charges	-	(832)	527	(832)	527
(Income) from associates, joint ventures and other investments	(109)	(168)	(30)	(601)	(153)
Deferred income tax	79	70	14	825	169
Change in operating working capital[9]	(565)	235	(288)	(1,518)	(1,732)
Other operating activities (net)	89	(297)	250	(290)	677
Net cash provided by operating activities	876	869	473	1,055	577
Investing activities:
Purchase of property, plant and equipment and intangibles	(535)	(521)	(684)	(1,642)	(1,971)
Other investing activities (net)	235	1,059	35	1,308	447
Net cash (used in) / provided by investing activities	(300)	538	(649)	(334)	(1,524)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(717)	(4,923)	(804)	(5,557)	1,171
Dividends paid	(7)	(41)	(21)	(54)	(405)
Equity offering	-	3,115	-	3,115	-
Other financing activities (net)	(17)	(8)	(10)	38	(4)
Net cash (used in) / provided by financing activities	(741)	(1,857)	(835)	(2,458)	762
Net (decrease) in cash and cash equivalents	(165)	(450)	(1,011)	(1,737)	(185)
Effect of exchange rate changes on cash	29	(23)	(70)	(112)	(178)
Change in cash and cash equivalents	(136)	(473)	(1,081)	(1,849)	(363)

Appendix 1: Product shipments by region

(000'kt)	3Q 16	2Q 16	3Q 15	9M 16	9M 15
Flat	4,698	4,641	4,701	13,906	13,720
Long	829	964	1,068	2,830	3,444
NAFTA	5,364	5,443	5,620	16,270	16,725
Flat	1,730	1,627	1,844	4,812	4,962
Long	1,026	1,065	1,254	3,100	3,603
Brazil	2,751	2,689	3,125	7,912	8,667
Flat	6,562	7,536	6,749	21,430	21,763
Long	2,767	3,316	2,847	9,147	9,294
Europe	9,382	10,886	9,646	30,712	31,203
CIS	2,459	2,322	2,013	6,983	6,185
Africa	950	1,130	1,207	3,192	3,215
ACIS	3,408	3,453	3,196	10,176	9,407

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	3Q 16	2Q 16	3Q 15	9M 16	9M 15
NAFTA	98	103	85	307	272
Brazil	44	48	98	156	327
Europe	171	192	293	638	725
ACIS	105	101	105	269	284
Mining	113	71	101	255	364
Total	535	521	684	1,642	1,971

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of September 30, 2016

Debt repayment schedule (USD billion)	2016	2017	2018	2019	2020	>2020	Total
Bonds	-	0.6	1.5	1.7	1.8	6.2	11.8
Other loans	1.5	0.3	0.1	0.2	0.1	0.4	2.6
Total gross debt*	1.5	0.9	1.6	1.9	1.9	6.6	14.4

* Repayments in 2016 include $0.5 billion from the asset-based revolving credit facility at AM USA, initially drawn for a period of 3 months. This facility does not mature until 2021.

Appendix 4: Credit lines available as of September 30, 2016

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	-	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	-	3.5
Total committed lines		6.0	-	6.0

Appendix 5: Reconciliation of EBITDA to operating income

(USDm)	3Q 16	2Q 16	3Q 15	9M 16	9M 15
EBITDA	1,897	1,770	1,351	4,594	4,128
Depreciation	(693)	(680)	(777)	(2,025)	(2,385)
Impairment	-	(49)	(27)	(49)	(46)
Exceptional income / (charges)	-	832	(527)	832[2]	(527)[13]
Operating income	1,204	1,873	20	3,352	1,170

Note: Segment EBITDA is reconciled to segment operating income in each of the segment discussions above.

Appendix 6: Reconciliation of net debt

(USDm)	Sept 30, 2016	Jun 30, 2016	Dec 31, 2015	Sept 30, 2015
Short term debt and current portion of long-term debt	1,817	1,123	2,308	2,455
Long-term debt, net of current portion	12,632	14,019	17,478	17,932
Gross Debt	14,449	15,142	19,786	20,387
Less:
Cash and cash equivalents including restricted cash	2,256	2,395	4,102	3,636
Net debt	12,193	12,747	15,684	16,751

Appendix 7: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/(charges).

Exceptional income / (charges): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business such as restructuring costs or asset disposals.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt (including those held as part of liabilities held for sale).

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Operating working capital : trade accounts receivable plus inventories less trade and other accounts payable

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support), acquisition of tangible assets and payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: Cash and cash equivalents plus available credit lines including back-up lines for the commercial paper program.

Shipments information at segment and group level eliminates intra–segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Distribution Solutions (renamed Downstream Solutions from January 1, 2016) are excluded.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

YoY: Refers to year-on-year.

Free cash flow: Refers to net cash provided by (used in) operating activities less capex.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures. ArcelorMittal presents EBITDA and free cash flow, and EBITDA/tonne, which are non-GAAP financial measures and defined in appendix 7, as additional measurements to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt as an additional measurement to enhance the understanding of its financial position. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

2 On June 23, 2016, following the ratification by the United Steelworkers (“USW”) of a new labor agreement which is valid until September 1, 2018, ArcelorMittal made changes mainly to healthcare post-retirement benefits in its subsidiary ArcelorMittal USA. The changes resulted in a gain of $832 million.

3 Following the Company’s equity offering in April 2016, the earnings (loss) per share for prior periods has been recasted in accordance with IFRS in the current quarter for the three months and the nine months ended September 30, 2015, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price.

4 On February 5, 2016 ArcelorMittal announced it had sold its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million ($971 million). In addition to the cash consideration, ArcelorMittal received in 2Q 2016 a payment of $11 million as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

5 On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of $165 million (RMB1,103 million) from the buyer and recorded a gain of $74 million.

6 On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau in Brazil, as part of which ArcelorMittal received preferred shares of Gerdau and a cash consideration of $28 million in exchange for unlisted Gerdau shares. The share swap resulted in a gain of $55 million from equity method investments and other investments.

7 Kazakhstan devalued its currency (the tenge) by abandoning a peg to the US dollar.

8 Effective January 1, 2016, the Company discontinued the use of the SICAD rate (13.5VEF/$ as of December 31, 2015), which was eliminated by the Venezuelan government, and applied the DICOM rate (previously known as SIMADI) which was 659 VEF/$ at September 30, 2016 to translate the financial statements of its Venezuelan operations from VEF to USD.

9 Effective 1Q 2016, changes in operating working capital in the cash flow statement includes certain other amounts payable that were previously classified as part of the other operating activities line. Prior period figures have been recasted accordingly.

10 On July 28, 2016, ArcelorMittal and Megasa Siderúgica S.L. (“Megasa”) signed a shares sale and purchase agreement in respect of ArcelorMittal’s 100% interest in ArcelorMittal Zaragoza (“AM Zaragoza”). The closing conditions were completed on September 30, 2016. As a result, ArcelorMittal transferred its shareholding in AM Zaragoza to Megasa and simultaneously received the total cash consideration of EUR 80 million ($89 million). The cash consideration has been calculated on a cash and debt free basis subject to final working capital adjustment.

11 Based on exchange rate (€/$1.1102) as at June 30, 2016.

12 Assets and liabilities held for sale, as of September 30, 2016, include the carrying value of the USA long product facilities at Steelton and some activities of ArcelorMittal downstream solutions in the Europe segment. Assets and liabilities held for sale, as of June 30, 2016, include the carrying value of ArcelorMittal Algeria (investment stake of 49%), ArcelorMittal Tebessa (investment stake of 49%), ArcelorMittal Pipes and Tubes Algeria (70% control), the USA long product facilities at Steelton, ArcelorMittal Zaragoza and some activities of ArcelorMittal downstream solutions in the Europe segment.

13 Exceptional charges of $527 million for 9M 2015 included $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices and also included $27 million of retrenchment costs in South Africa.